SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)1
MAIR Holdings, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
560635104

(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 1, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ x ].
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
Page 1 of 6 pages

[1] The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	560635104	13D	Page	2	of	6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lloyd I. Miller, III ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF-AF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		974,631

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		465,817

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		974,631

WITH	10	SHARED DISPOSITIVE POWER

		465,817

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,440,448

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.6%

14	TYPE OF REPORTING PERSON*

	IA-OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

INTRODUCTION
          This constitutes Amendment No. 1 (the “Amendment”) to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III (“Mr. Miller”), dated September 18, 2007 (the “Statement”), relating to the common stock, par value $0.01 per share (the “Shares”) of MAIR Holdings, Inc. (the “Company”). The Company has its principal executive offices at Fifth Street Towers, Suite 1360, 150 South Fifth Street, Minneapolis, MN 55402. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 3. Source and Amount of Funds or Other Considerations
Item 3 of the Statement is hereby amended and restated in its entirety as follows:
     Miller is an investment advisor to the trustee of Trust A-4. Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Miller was named as the advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the trustee named in the Trust Agreement. All of the Shares Miller is deemed to beneficially own as the advisor to the trustee of Trust A-4 were purchased by funds generated and held by Trust A-4. The aggregate amount of funds used for the purchase of the Shares in Trust A-4 was $2,290,001.90.
     Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of Milfam II L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the manager of the general partner of Milfam II L.P. were purchased with money contributed to Milfam II L.P. by its partners, or money generated and held by Milfam II L.P. The aggregate purchase price for the Shares in Milfam II L.P. was $4,913,491.65.
     All of the Shares purchased by Mr. Miller on his own behalf, were purchased with personal funds generated and held by Mr. Miller. The purchase price for the Shares purchased by Mr. Miller on his own behalf was $349,460.00.
Item 4. Purpose of the Transaction
Item 4 of the Statement is hereby amended by adding the following at the end thereof:
     The purpose of this Amendment is to report that since the filing of the Statement, dated September 18, 2007, a material change occurred in the percentage of Shares beneficially owned by Mr. Miller.
Item 5. Interest in Securities of the Issuer
     (a) Miller may be deemed to beneficially own 1,440,448 (9.6% of the outstanding Shares, based on 15,083,049 Shares outstanding pursuant to the Company’s Quarterly Report on Form 10Q filed on February 6, 2008). As of the date hereof, 465,817 of such beneficially owned Shares are owned of record by Trust A-4; 905,039 of such beneficially owned Shares are owned of record by Milfam II L.P; and 69,592 of such beneficially owned Shares are owned of record by Miller directly.

     (b) Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam II L.P and Miller directly.
     (c) The following table details the purchase of Shares effected by Miller during the past 60 days:
Trust A-4

Date of Transaction	Number of Shares Purchased	Price Per Share
December 18, 2007	97	$4.78
December 19, 2007	287	$4.78
December 31, 2007	121	$4.54
January 9, 2008	6,000	$4.60
January 11, 2008	7,360	$4.55
January 15, 2008	62	$4.55
January 18, 2008	113	$4.35
January 29, 2008	100	$4.45
February 1, 2008	5,603	$4.45
February 6, 2008	188	$4.45
February 7, 2008	67	$4.45
February 8, 2008	1,290	$4.45
MILFAM II L.P

Date of Transaction	Number of Shares Purchased	Price Per Share
December 14, 2007	8,712	$5.00
December 17, 2007	100	$4.78
December 17, 2007	14,723	$4.8225701
December 21, 2007	3,000	$4.52
December 27, 2007	205	$4.42
January 4, 2008	919	$4.54

Date of Transaction	Number of Shares Purchased	Price Per Share
January 16, 2008	100	$4.55
January 18, 2008	478	$4.55
February 1, 2008	5,603	$4.45
February 5, 2008	5,851	$4.45
February 11, 2008	1,298	$4.45
     (d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Not Applicable.
Item 7. Materials to be Filed as Exhibits:
     Not Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: February 14, 2008

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III